UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

ATLAS TECHNICAL CONSULTANTS, INC.
(Name of Subject Company and Filing Person (Issuer))

Warrants to Purchase Shares of Class A Common Stock
(Title of Class of Securities)

049430119
(CUSIP Number of Class of Securities)

Laura Strunk
Chief Legal Officer
13215 Bee Cave Parkway, Building B, Suite 230
Austin, TX 78738
(512) 851-1501

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:
Julian J. Seiguer, P.C.
Michael W. Rigdon
Kirkland & Ellis LLP
609 Main Street, Suite 4700
Houston, TX 77002
(713) 836-3647

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$ 12,825,000	$ 1,399.21

(1)	The transaction valuation is estimated solely for purposes of calculating the amount of the filing fee. Atlas Technical Consultants, Inc. (the “Company”) is offering holders of a total of 23,750,000 warrants to purchase shares of the Company’s Class A common stock, par value $0.0001 per share (“Class A common stock”), outstanding as of October 13, 2020 the opportunity to exchange such warrants and receive 0.185 shares of Class A common stock in exchange for each warrant. The transaction value was determined by using the average of the high and low prices of the stock as reported on the NASDAQ Stock Market on October 14, 2020, which was $0.54 per warrant.

(2)	The amount of the filing fee assumes that all outstanding warrants of the Company will be exchanged and is calculated pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, and equals $109.10 for each $1,000,000 of the transaction value. This fee was previously paid in connection with the initial filing of the Schedule TO on October 19, 2020.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,189.59	Filing Party: Atlas Technical Consultants, Inc.
Form or Registration No.: Form S-4 (Registration No. 333-249553)	Date Filed: October 19, 2020

☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (“Amendment No. 2”) amends and supplements Amendment No. 1 to the the Tender Offer Statement on Schedule TO originally filed by Atlas Technical Consultants, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on October 20, 2020 and amended on November 9, 2020 (as amended, the “Schedule TO”). The Schedule TO was filed pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to each holder of the Company’s public warrants and private placement warrants (collectively, the “warrants”) to purchase shares of the Company’s Class A common stock, par value $0.0001 per share (“common stock”), to receive 0.185 shares of common stock in exchange for every outstanding warrant tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer is made upon and subject to the terms and conditions set forth in the Prospectus/Offer to Exchange, dated October 19, 2020 (as amended, the “Prospectus/Offer to Exchange”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal and Consent, a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO.

This Amendment No. 2 is being filed to report the final results of the Offer and to update Item 12 of the Schedule TO to include a press release issued by the Company on November 17, 2020 announcing the final results of the Offer.

Only those items amended are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO, the Prospectus/Offer to Exchange and the Letter of Transmittal and Consent remains unchanged, and this Amendment No. 2 does not modify any of the other information previously reported on the Schedule TO or in the Prospectus/Offer to Exchange or the Letter of Transmittal and Consent. You should read Amendment No. 2 together with the Schedule TO, the Prospectus/Offer to Exchange and the Letter of Transmittal and Consent.

Item 11. Additional Information.

Item 11 of Amendment No. 1 to the Schedule TO is hereby amended and supplemented by adding the following paragraph:

“The Offer expired on November 16, 2020 at midnight (end of day), Eastern Standard Time (the “Expiration Date”), in accordance with its terms. The Company has been advised that as of the Expiration Date, 19,759,386 outstanding public warrants and 3,750,000 outstanding private placement warrants, or approximately 98.80% of the 20,000,000 outstanding public warrants and 100% of the 3,750,000 outstanding private placement warrants were validly tendered and not withdrawn in the Offer. Pursuant to the terms of the Offer, the Company expects to issue an aggregate of approximately 4,349,174 shares of common stock in exchange for such warrants. In addition, pursuant to the Consent Solicitation, the Company received the approval of approximately 99.0% of the outstanding warrants, which constitutes a majority of the outstanding warrants required to effect the Warrant Amendment. The Warrant Amendment was executed on November 17, 2020.”

On November 17, 2020, the Company issued a press release announcing the final results of the Offer as set forth above. A copy of the press release is filed as Exhibit (a)(7) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description

(a)(l)(A)	Prospectus/Offer to Exchange (incorporated by reference to the Prospectus/Offer to Exchange that is included in the Form 424B3 filed by the Company with the SEC on November 16, 2020).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4 (File No. 333-249553) filed by the Company with the SEC on October 19, 2020).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4 (File No. 333-249553) filed by the Company with the SEC on October 19, 2020).

(a)(1)(D)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-4 (File No. 333-249553) filed by the Company with the SEC on October 19, 2020).

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A)).

(a)(5)	Press Release, dated October 19, 2020 (incorporated by reference to Exhibit 99.1 of the Form 8-K (File No. 001-38745) filed by the Company on October 19, 2020).

(a)(6)	Press Release, dated November 9, 2020 (incorporated by reference to Exhibit 99.1 of the Form 8-K (File No. 001-38745) filed by the Company on November 9, 2020).

(a)(7)	Press Release, dated November 17, 2020 (incorporated by reference to Exhibit 99.1 of the Form 8-K (File No. 001-38745) filed by the Company on November 17, 2020).

(b)	Not applicable

(d)(i)	Second Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Form 8-K (File No. 001-38745) filed by the Company on February 14, 2020).

(d)(ii)	Second Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 of the Form 8-K (File No. 001-38745) filed by the Company on February 14, 2020).

(d)(iii)	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.2 of the Form S-1, as amended (File No. 333-228018) filed by the Company on November 15, 2018).

(d)(iv)	Form of Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 of the Form S-1, as amended (File No. 333-228018) filed by the Company on November 15, 2018).

(d)(v)	Warrant Agreement, dated November 15, 2018, between the Company and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 of the Form 8-K (File No. 333-38745) filed by the Company on November 21, 2018).

(d)(vi)	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 of the Form S-1, as amended (File No. 333-228018), filed by the Company on November 15, 2018).

(d)(viii)	Nomination Agreement, dated as of February 14, 2020, by and among Atlas Technical Consultants, Inc., BCP Energy Services Fund, LP, BCP Energy Services Fund-A, LP and BCP Energy Services Executive Fund, LP (incorporated by reference to Exhibit 10.4 of the Form 8-K (File No. 001-38745) filed by the Company on February 14, 2020).

(d)(ix)	Registration Rights Agreement, dated as of February 14, 2020, by and among Atlas Technical Consultants, Inc. and Atlas Technical Consultants Holdings LP and its limited partners (incorporated by reference to Exhibit 10.5 of the Form 8-K (File No. 001-38745) filed by the Company on February 14, 2020).

(d)(x)	Registration Rights Agreement, dated November 15, 2018, among the Company, Boxwood Sponsor, LLC and initial stockholders party thereto (incorporated by reference to Exhibit 10.3 of the Form 8-K (File No. 333-38745) filed by the Company on November 21, 2018).

(d)(xi)	Subscription Agreement, dated as of February 14, 2020, between Atlas TC Holdings LLC and GSO COF III AIV-2 LP (incorporated by reference to Exhibit 10.1 of the Form 8-K (File No. 001-38745) filed by the Company on February 14, 2020).

(d)(xii)	Credit Agreement, dated as of February 14, 2020, by and among Atlas TC Holdings LLC, Atlas TC Buyer LLC, Atlas Intermediate Holdings LLC, the lenders and issuing banks from time to time party thereto, and Macquarie Capital Funding LLC, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.3 of the Form 8-K (File No. 001-38745) filed by the Company on February 14, 2020).

(d)(xiii)	Amendment No. 1 to the Credit Agreement, dated March 30, 2020 (incorporated by reference to Exhibit 10.1 of the Form 8-K (File No. 001-38745) filed by the Company on April 3, 2020).

(d)(xiv)	Amendment No. 2 to the Credit Agreement, dated March 31, 2020 (incorporated by reference to Exhibit 10.2 of the Form 8-K (File No. 001-38745) filed by the Company on April 3, 2020).

(d)(xv)	Voting Agreement, dated as of February 14, 2020, by and between Atlas Technical Consultants, Inc. and Boxwood Sponsor LLC (incorporated by reference to Exhibit 10.7 of the Form 8-K (File No. 001-38745) filed by the Company on February 14, 2020).

(d)(xvi)	Lockup Agreement, dated as of February 14, 2020, by and between Atlas Technical Consultants, Inc. and Boxwood Sponsor LLC (incorporated by reference to Exhibit 10.8 of the Form 8-K (File No. 001-38745) filed by the Company on February 14, 2020).

(d)(xvii)	Atlas Technical Consultants, Inc. 2019 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.11 of the Form 8-K (File No. 001-38745) filed by the Company on February 14, 2020).

(d)(xviii)	Amendment No. 1 to Commitment Letter, dated as of January 23, 2020, by and among Boxwood Merger Corp., Macquarie Capital Funding LLC, Macquarie Capital (USA) Inc. and Natixis, New York Branch (incorporated by reference to Exhibit 10.5 of the Form 8-K (File No. 001-38745) filed by the Company on January 23, 2020).

(d)(xix)	Debt Commitment Letter, dated August 12, 2019, by and among Boxwood Merger Corp., Macquarie Capital Funding LLC, Macquarie Capital (USA) Inc. and Natixis, New York Branch (incorporated by reference to Exhibit 10.1 of the Form 8-K (File No. 001-38745) filed by the Company on August 13, 2019).

(d)(xx)	Employment Agreement, dated as of August 12, 2019, by and between Boxwood Merger Corp. and L. Joe Boyer (incorporated by reference to Exhibit 10.2 of the Form 8-K (File No. 001-38745) filed by the Company on August 13, 2019).

(d)(xxi)	Letter Agreement, dated November 15, 2018, between the Company and Macquarie Capital (USA) Inc. (incorporated by reference to Exhibit 10.6 of the Form 8-K (File No. 001-38745) filed by the Company on November 21, 2018).

(d)(xxii)	Letter Agreement, dated November 15, 2018, among the Company, MIHI LLC and Boxwood Management Company, LLC (incorporated by reference to Exhibit 10.7 of the Form 8-K (File No. 001-38745) filed by the Company on November 21, 2018).

(d)(xxiii)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-4 (File No. 333-228018) filed by the Company with the SEC on October 26, 2018).

(d)(xxiv)	Form of RSU Award Agreement (Director) (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-8 (File No. 333-237749) filed by the Company with the SEC on April 20, 2020).

(d)(xxv)	Amended and Restated Limited Liability Company Agreement of Atlas TC Holdings LLC, dated as of February 14, 2020 (incorporated by reference to Exhibit 10.9 of the Form 8-K (File No. 001-38745) filed by the Company on February 14, 2020).

(d)(xxvi)	Form of Dealer Manager Agreement (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form S-4 (File No. 333-249553) filed by the Company with the SEC on October 19, 2020).

(d)(xxvii)	Tender and Support Agreement, dated as of October 19, 2020, by and among Atlas Technical Consultants, Inc. Millais Limited (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form S-4 (File No. 333-249553) filed by the Company with the SEC on October 19, 2020)

(d)(xxvii)

Tender and Support Agreement, dated as of October 19, 2020, by and among Atlas Technical Consultants, Inc. and Boxwood Sponsor LLC (incorporated by reference to Exhibit 10.18 to the Registration Statement on Form S-4 (File No. 333-249553) filed by the Company with the SEC on October 19, 2020)

(g)	Not applicable

(h)	Tax Opinion of Kirkland & Ellis LLP (incorporated by reference to Exhibit 8.1 to the Registration Statement on Form S-4 (File No. 333-249553) filed by the Company with the SEC on October 19, 2020).

Item 13. Information Required By Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ATLAS TECHNICAL CONSULTANTS INC.

By:	/s/ L. Joe Boyer
L. Joe Boyer
Chief Executive Officer

Dated: November 17, 2020